Exhibit 99.7

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	13	04	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	381	3,960
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.09	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr John Edward Allen	Ordinary	360
Address
6 Quarrington Close Thatcham Berkshire
UK postcode RG19 4YE

Name	Class of shares allotted	Number allotted
Mr James Crangle	Ordinary	180
Address
8 Minter Close York North Yorkshire
UK postcode YO24 3FA

Name	Class of shares allotted	Number allotted
Mr John Henrich	Ordinary	741
Address
38 Norton Road Luton Bedfordshire
UK postcode LU3 2NX

Name	Class of shares allotted	Number allotted
Mr Stephen Lawrence Maguire	Ordinary	720
Address
64 Mendip Way High Wycombe Buckinghamshire
UK postcode HP13 5TF

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Terence Paul Mulhearn	Ordinary	450
Address
20 Blanquettes Avenue Worcester Worcestershire
UK postcode WR3 8DA

Name	Class of shares allotted	Number allotted
Mr Paul Nicol	Ordinary	180
Address
63 Lenzie Place Springburn Glasgow
UK postcode G21 3TZ

Name	Class of shares allotted	Number allotted
Mr Barry Richardson	Ordinary	270
Address
12 Hawthorn Street Derby Derbyshire
UK postcode DE24 8BE

Name	Class of shares allotted	Number allotted
Mr Mark James Smith	Ordinary	1,080
Address
13 Bentsbrook Cottages Spook Hill North Holmwood Dorking, Surrey
UK postcode RH5 4HL

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Terence John Heal	Ordinary	360
Address
3 Buckingham Court Barton Seagrave Kettering Northamptonshire
UK postcode NN15 6GF

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 13/4/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform